Exhibit (a)(1)(vii)
Dreyer’s Notice of Put Right
The following Summary Term Sheet is neither an offer nor a solicitation of an offer to sell Class A Shares (as defined below). The availability of the Put Right (as defined below) is made only through the Notice of Put Right (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Class A Shares. The Put Right is not available to (nor will Class A Shares be accepted from or on behalf of) holders of Class A Shares in any jurisdiction in which the Put Right would not be in compliance with the securities, blue sky or other laws of such jurisdiction.
THE NOTICE OF PUT RIGHT AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE CAREFULLY READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE PUT RIGHT. A LINK TO THE NOTICE OF PUT RIGHT IS PROVIDED BELOW.
Summary Term Sheet
          This summary highlights important and material information contained in this Notice of Put Right but is intended to be an overview only. To fully understand the Put Right described in this Notice of Put Right and for a more complete description of the terms of the Put Right, you should read carefully this entire Notice of Put Right, the appendices to this Notice of Put Right, documents incorporated by reference or otherwise referenced to herein and the Letter of Transmittal. Section and heading references are included only to direct you to a more complete description of the topics contained in this summary.
          •   Holders of shares of the Class A Callable Puttable Common Stock (the “Class A Shares”) of Dreyer’s Grand Ice Cream Holdings, Inc. (“Dreyer’s”) have the right under Dreyer’s Amended and Restated Certificate of Incorporation (the “Restated Certificate”) to require Dreyer’s to purchase any or all of the Class A Shares held by them for $83.00 in cash per Class A Share during two periods: From December 1, 2005 until 5:00 p.m. New York City time on January 13, 2006 (the “First Put Period”); and from April 3, 2006 until 5:00 p.m. New York City time on May 12, 2006 (the “Second Put Period”). The term “Expiration Time” as used herein refers to 5:00 p.m. New York City time on January 13, 2006 or 5:00 p.m. New York City time on May 12, 2006, as applicable, provided that either such date may be extended through public announcement by Dreyer’s to the extent required to comply with United States federal securities laws.
          •   The amount to be paid by Dreyer’s for the Class A Shares for which the Put Right is properly exercised is $83.10 per Class A Share (the “Purchase Price”). The Purchase Price represents an increase of $0.10 per Class A Share over the purchase price set forth in the Restated Certificate solely to reflect the need to postpone the earliest date on which payment for the Class A Shares would otherwise have been made under the Restated Certificate until January 17, 2006 to comply with United States federal securities laws, as permitted under these circumstances by the Restated Certificate.
          •   Nestlé S.A., a corporation organized under the laws of Switzerland (“Nestlé S.A.”), and Nestlé Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Nestlé S.A. (“Nestlé Holdings”), are contractually obligated to provide, or have one of their affiliates provide, the funds to pay the Purchase Price for which the Put Right is properly exercised. Nestlé S.A. and Nestlé Holdings have notified Dreyer’s that either Nestlé S.A., Nestlé Holdings or Nestlé Ice Holdings, a Delaware corporation and wholly owned indirect subsidiary of Nestlé Holdings (“Nestlé Ice”), will provide the funds to pay the Purchase Price for the Class A Shares for which a Put Right is properly exercised. The term “Nestlé” is used throughout this Notice of Put Right to refer collectively to Nestlé S.A., Nestlé Holdings and Nestlé Ice.
          •   In exchange for providing the funds to pay the Purchase Price, Dreyer’s will issue one share of its Class B Common Stock (the “Class B Shares”) to Nestlé Ice for each Class A Share that is purchased by Dreyer’s. All Class A Shares that are purchased by Dreyer’s will be retired and cancelled.
          •   The Restated Certificate provides that if Nestlé at any time owns at least 90% of the issued and outstanding voting stock of Dreyer’s (the “Conversion Date”): (1) Each outstanding Class A Share will automatically be converted into one Class B Share (the “Conversion”); and (2) Nestlé is contractually obligated, and has affirmed its intent, to cause a “short-form” merger between Dreyer’s and Nestlé Holdings (or its affiliate) (the “Short Form Merger”). Under Delaware law, Nestlé Holdings (or its affiliate) may effect the Short Form Merger without the affirmative vote of, or prior notice to, Dreyer’s board of directors or stockholders.
          •   If a Short Form Merger is consummated as a result of a Conversion due to stockholders exercising the Put Right during either the First or Second Put Period, then holders of Class A Shares who did not exercise the Put Right will be entitled to receive $83.10 in cash per Class B Share. If a stockholder properly exercised the Put Right prior to the Conversion Date, the automatic conversion of Class A Shares to Class B Shares will not affect the right of such stockholder to receive the Purchase Price for any Class A Shares for which the Put Right was properly exercised.
          •   Prior to January 1, 2007, under certain circumstances that would involve a substantial adverse change in Dreyer’s business or financial viability and which would result in a “Triggering Event,” as described more fully in “A Triggering Event” on page 39, Nestlé has the right, in its sole discretion, to either (a) cause Dreyer’s to redeem all outstanding Class A Shares at the “Triggering Event Price” (as described more fully in “A Triggering Event” on page 39) or (b) offer to purchase all outstanding Class A Shares directly from the holders of such shares at the Triggering Event Price. If at any time prior to January 1, 2007, a Short Form Merger is consummated as a result of a Conversion due to a Triggering Event, then holders of Class A Shares will be entitled to receive the Triggering Event Price in cash per Class B Share.
          •   If a Short Form Merger is not consummated prior to January 1, 2007, Dreyer’s and Nestlé have the right, but not the obligation, at any time during the period between January 1, 2007 through and including June 30, 2007 to redeem all (but not part) of the outstanding Class A Shares without the consent of any holder of the Class A Shares at the price of $88.00 in cash per Class A Share (the “Call Right”).
          •   If a Short Form Merger is consummated, (a) holders of Class A Shares at the effective time of such Short Form Merger will not be eligible for appraisal rights under Delaware law, and (b) the vesting of outstanding options to purchase Class A Shares (the “Stock Options”) will be accelerated in full and such Stock Options will be immediately and without further action converted into the right to receive a payment per Class A Share equal to the difference between the payment that would otherwise be due to a holder of Class A Shares upon the consummation of the Short Form Merger and the per share exercise price of the Stock Option.
          •   Stockholders who exercise the Put Right during either of the Put Periods will receive the Purchase Price for their Class A Shares sooner than stockholders who receive the Purchase Price as a result of the Short Form Merger. However, if a Short Form Merger is not consummated before the conclusion of the Second Put Period and Dreyer’s or Nestlé exercises the Call Right, stockholders whose Class A Shares are redeemed under the Call Right in 2007 will receive $4.90 per share more than stockholders who exercised the Put Right during either of the Put Periods in 2006. There can be no assurance that either Dreyer’s or Nestlé will exercise the Call Right in 2007.
Questions And Answers About The Put Right
          The following are answers to some of the questions that you may have about the Put Right. To fully understand the Put Right and for a more complete description of the terms of the Put Right, you should read carefully this entire Notice of Put Right, the appendices to this Notice of Put Right, documents incorporated by reference or otherwise referred to herein and the Letter of Transmittal. Section and heading references are included only to direct you to a more complete description of the topics contained in this summary.
What securities have a Put Right?
          All holders of Class A Shares as of the close of business on November 28, 2005 may exercise the Put Right to require Dreyer’s to purchase any and all Class A Shares during the First Put Period or the Second Put Period, if there is one. For information about the terms of the Put Right, please see “The Put Right” on page 34 and “Procedures for Exercising the Put Right” on page 42.

Who is purchasing my Class A Shares?
      Under the Restated Certificate, Dreyer’s will purchase your Class A Shares. Nestlé will provide the funds to purchase the Class A Shares in accordance with the Governance Agreement dated June 26, 2003 by and among Nestlé Holdings, Dreyer’s and, with respect to Articles I, II and VIII thereof, Nestlé S.A. (the “Governance Agreement”). Please see “Special Factors – Background of Nestlé’s Investment in Dreyer’s” on page 15 and “Certain Information Concerning the Nestlé Entities” on page 53 for further information about Nestlé. Each Class A Share that is tendered for purchase will be retired and cancelled and Nestlé Ice will be issued one Class B Share for each Class A Share that is purchased.
How much will I receive for each Class A Share?
          Holders of Class A Shares will receive the Purchase Price for each Class A Share for which the Put Right is properly exercised, subject to withholding for applicable taxes. The Purchase Price represents an increase of $0.10 per Class A Share over the purchase price set forth in the Restated Certificate solely to reflect the need to postpone the earliest date on which payment for the Class A Shares would otherwise have been made under the Restated Certificate until January 17, 2006 to comply with United States federal securities laws, as permitted under these circumstances by the Restated Certificate. Please see “The Put Right” on page 34 for information about the terms of the Put Right.
Does Nestlé have the financial resources to fund the Purchase Price?
          Yes. Funds for the Purchase Price will be deposited by Nestlé with Mellon Investor Services, which is acting as Depositary Agent for the Put Right. Please see “Source and Amount of Funds” on page 54 for more information about how Nestlé will fund the Purchase Price for the Class A Shares.
When do I have to decide whether or not to exercise my Put Right during the First Put Period?
          In order to exercise your Put Right during the First Put Period, your Class A Shares, together with a properly completed Letter of Transmittal, must be validly delivered to Mellon Investor Services prior to the Expiration Time. Please see “Procedures for Exercising the Put Right” on page 42 for more information about what must be delivered to Mellon Investor Services.
Has the Put Right been approved or recommended by the stockholders or directors of either Dreyer’s or Nestlé?
          The members of Dreyer’s board of directors who meet the definition of an “independent director” under the regulations of the Nasdaq National Market System (“Nasdaq National Market”), have unanimously determined that the Put Right is fair to the holders of Class A Shares other than affiliates of Dreyer’s or Nestlé and have unanimously recommended that holders of Class A Shares exercise the Put Right. Nestlé has determined that the Put Right is fair to holders of the Class A Shares other than affiliates of Dreyer’s or Nestlé.
          No further approval of either the board of directors or stockholders of Dreyer’s or Nestlé is required under Delaware law with respect to the Put Right, the Call Right, the Triggering Event or a Short Form Merger. Please see “Dreyer’s and Nestlé’s Positions Regarding the Fairness of the Put Right” on page 23 for more information.
When will payment of the Purchase Price be made?
          Holders of Class A Shares that are validly delivered upon exercise of the Put Right to Mellon Investor Services prior to the Expiration Time will be issued payment of the aggregate Purchase Price within two business days after the Expiration Time.
          The Restated Certificate provides that Dreyer’s shall pay the Purchase Price for all Class A Shares for which the Put Right is properly exercised between December 1 and December 30, 2005 within two business days after January 1, 2006 and payment of the Purchase Price for the Class A Shares for which the Put Right is properly exercised after December 30, 2005 and prior to the Expiration Time will be made promptly after such exercise. The Restated Certificate also provides that the dates on which Dreyer’s is required to take actions with respect to payment of the Purchase Price may be delayed to such later dates as may be necessary in order to comply with United States federal securities laws. United States federal securities laws do not permit Dreyer’s to pay the Purchase Price to holders of Class A Shares who have properly exercised the Put Right prior to the Expiration Time. Consequently, payment for all Class A Shares for which the Put Right is exercised during the First Put Period will be made within two business days after the Expiration Time.
How will the Put Right affect the payment of dividends?
          If a dividend is declared by Dreyer’s board of directors to be paid to the stockholders of record as of a date prior to the Expiration Time, all holders of record of Class A Shares on such date will be entitled to receive such dividend payment even if they have properly exercised their Put Right. Under the Governance Agreement, Dreyer’s has certain obligations regarding the declaration and payment of dividends on the Class A Shares and Class B Shares (collectively, “Dreyer’s Common Stock”). In accordance with these obligations, since the closing of the transactions under the Merger Agreement, Dreyer’s board of directors has declared a cash dividend of $0.06 per share of Dreyer’s Common Stock per quarter. Should Dreyer’s board of directors declare a dividend of $0.06 per share of Dreyer’s Common Stock for the quarter ended December 31, 2005, the record date for determining the stockholders who are eligible to receive such a dividend would normally be December 30, 2005. Please see “Miscellaneous Provisions Related to the Put Right, the Call Right and a Triggering Event – Dividends and the Put Periods” on page 40 for more information.
Is the Put Right subject to a minimum condition?
          There is no condition that the Put Right must be exercised for a specific number, or a certain percentage, of the issued and outstanding Class A Shares. As long as you comply with the instructions set forth in this Notice of Put Right and the accompanying Letter of Transmittal to exercise the Put Right for your Class A Shares, you will have obtained the right to receive the Purchase Price for each Class A Share for which the Put Right has been properly exercised, subject to withholding of applicable taxes as discussed below.
How do I exercise the Put Right and deliver my Class A Shares?
          Please refer to “Procedures for Exercising the Put Right” on page 42 for detailed instructions on how to exercise your Put Right and how to validly deliver your Class A Shares. In summary:
          •   Holders of certificates representing Class A Shares: Return a properly completed Letter of Transmittal and certificates representing Class A Shares to Mellon Investor Services;
          •   Holders of Class A Shares that are held in book entry form through an account in Mellon Investor Services’ Direct Registration System: Return a properly completed Letter of Transmittal to Mellon Investor Services;
          •   Holders of Class A Shares held in book entry form (also known as “street name”) through a brokerage or other securities account maintained by a commercial institution: Contact your broker, dealer, commercial bank, trust company or other nominee for their assistance in exercising your Put Right.
          •   Holders of Class A Shares held in book entry form (also known as “street name”) directly with the Depository Trust Company (such holders generally are commercial institutions such as brokers, dealers, commercial banks and trust companies): Follow the procedures for book entry transfer of the Class A Shares, as described in “Procedures for Exercising the Put Right” on page 42.
In order to exercise your Put Right during the First Put Period, you must validly deliver your Class A Shares, together with a properly completed Letter of Transmittal, no later than 5:00 p.m. New York City time on January 13, 2006.
May I withdraw my exercise of the Put Right after I have validly delivered my Class A Shares to Mellon Investor Services?
          Yes. Your election to exercise the Put Right may be withdrawn at any time prior to the Expiration Time. See “Procedures for Exercising the Put Right – Right of Withdrawal for the First Put Period” on page 44 for more information.
How do I withdraw my exercise of the Put Right?
          You (or your broker if your Class A Shares are held in “street name”) must notify Mellon Investor Services at one of the addresses set forth on the back cover of this Notice of Put Right if you wish to withdraw your exercise of the Put Right. The notice must include the name of the stockholder that exercised the Put Right, the number of Class A Shares for which the exercise is being withdrawn and the name in which the Class A Shares are registered. Mellon Investor Services must receive any withdrawal for the exercise of the Put Right prior to the Expiration Time. For complete information about the procedures for withdrawing your exercise of the Put Right, see “Procedures for Exercising the Put Right – Right of Withdrawal for the First Put Period” on page 44.
What is the Short Form Merger and what will happen to outstanding Class A Shares if a Short Form Merger is consummated?
          If at any time Nestlé owns at least 90% of the issued and outstanding voting stock of Dreyer’s, each then outstanding Class A Share will automatically be converted into one Class B Share (the “Conversion”) and Nestlé will then be obligated, under the Governance Agreement, to effect a “short form” merger between Dreyer’s and Nestlé (the “Short Form Merger”) under Delaware law. Under the terms of the Restated Certificate and the Governance Agreement, each Class A Share for which the Put Right is exercised will be retired and cancelled and one Class B Share will be issued to Nestlé for each Class A Share that is cancelled. Nestlé currently owns approximately 67% of the fully-diluted capital stock of Dreyer’s. Accordingly, Nestlé’s percentage ownership of outstanding Dreyer’s Common Stock will increase to the extent the Put Right is exercised by holders of Class A Shares.
          The Short Form Merger will not require the approval of either Dreyer’s board of directors or stockholders. In the absence of Triggering Event, should a Short Form Merger be consummated before January 1, 2007, all holders of Class A Shares who did not previously exercise the Put Right will be entitled to receive a cash payment equal to the Purchase Price per share and these holders will receive a notification of the Short Form Merger from Nestlé along with instructions on how to receive payment for their shares. Please see “Miscellaneous Provisions Related to the Put Right, the Call Right and a Triggering Event – Short Form Merger” on page 41 for more information.
          In the event that a validly executed Letter of Transmittal and accompanying Class A Shares (in physical certificate form, or through a book entry transfer by either Mellon Investor Services or the Depository Trust Company, or through receipt of a notice of guaranteed delivery from an Eligible Institution) arrives at the offices of Mellon Investor Services after either (a) the Conversion, or (b) the occurrence of a Triggering Event, then such Letter of Transmittal and Class A Shares without further action on the part of the delivering stockholder will be irrevocably deemed validly delivered for the purpose of exchanging such Class A Shares for the right to receive a cash payment per Class A Share of (x) the Purchase Price in the case of a Short Form Merger prior to January 1, 2007, (y) $88.00 in the case of a Short Form Merger on or after January 1, 2007, or (z) the Triggering Event Price in the case of a Triggering Event at any time.
If I decide not to exercise my Put Right, how will my Class A Shares be affected?
          If you elect not to exercise the Put Right with respect to some or all of the Class A Shares that you hold and, after the Expiration Time of the First Put Period, Nestlé owns less than 90% of the issued and outstanding voting stock of Dreyer’s, you will have the opportunity to again exercise the Put Right with respect to your Class A Shares in the Second Put Period between April 3, 2006 and May 12, 2006 for the same Purchase Price per Class A Share.
          If you do not exercise the Put Right with respect to your Class A Shares in either of the Put Periods and there has not been a Short Form Merger, then during the period from January 1, 2007 to June 30, 2007 either Nestlé or Dreyer’s may exercise the Call Right, which would cause the redemption of all outstanding Class A Shares for a payment of $88.00 in cash per Class A Share. There can be no assurance that either Nestlé or Dreyer’s will exercise the Call Right.
          In addition, if a Triggering Event should occur prior to January 1, 2007, all Class A Shares outstanding at such time will be converted into the right to receive the cash payment per Class A Share equal to the Triggering Event Price.
          If a Triggering Event has not occurred and a Short Form Merger has not been consummated on or before June 30, 2007, all Class A Shares that remain outstanding after June 30, 2007 and are held by stockholders other than Nestlé and its affiliates will automatically be converted into Class B Shares, which are not listed for trading on any exchange. Thereafter, there would no longer be a public trading market for Dreyer’s securities. Nestlé is under no obligation to cause Dreyer’s to register the Class B Shares with the Securities and Exchange Commission (“SEC”). Should the Class B Shares not be registered with the SEC and if there are fewer than 500 stockholders of record of such Class B Shares, Dreyer’s public reporting and other obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), such as the Sarbanes-Oxley Act, would terminate. Please see “Special Factors – Certain Effects of the Exercise of the Put Right” on page 21 for more information.
I hold vested options to purchase Class A Shares: Am I eligible to exercise the Put Right?
          No. Holders of options to purchase Class A Shares issued under stock option plans maintained by Dreyer’s (the “Stock Options”) are not eligible to participate in the Put Right unless such holder first exercises the applicable vested Stock Option. If you wish to exercise your vested Stock Options, please contact:

Dreyer’s Grand Ice Cream Holdings, Inc.
Attention: People Support
5929 College Avenue
Oakland, California 94618
(510) 601-4247
I hold vested or unvested Stock Options: What happens to these Stock Options in the event of a Short Form Merger?
          Under the terms of the Merger Agreement, the Governance Agreement and the documents governing the Stock Options, immediately prior to and contingent upon the consummation of a Short Form Merger, the vesting of all outstanding Stock Options will accelerate in full. Under the terms of the Merger Agreement and the Governance Agreement, upon the consummation of a Short Form Merger, each outstanding Stock Option will be converted into the right to receive a cash payment per Class A Share equal to the difference of:
          •   either: (1) the Purchase Price if the Short Form Merger is consummated prior to January 1, 2007, (2) $88.00 if the Short Form Merger is consummated on or after January 1, 2007, or (3) the Triggering Event Price in cash should a Triggering Event occur; minus
          •   the per share exercise price underlying the outstanding Stock Option; minus
          •   withholding for applicable taxes (such net payment, the “Stock Option Payment”).
          Following the consummation of a Short Form Merger, holders of Stock Options will be sent a notification from Nestlé that the Short Form Merger has been consummated along with the Stock Option Payment. Please see “Treatment of Special Categories of Dreyer’s Securities – Treatment of Stock Options Under the Short Form Merger” on page 47 for more information.
I hold Class A Shares that were acquired under DGIC’s Secured Stock Plan: How do I exercise the Put Right for these Class A Shares?
          Certain holders of Class A Shares acquired such shares under DGIC’s Secured Stock Plan which provides, among other things, that the holder acquired such Class A Shares using in whole or in part funds loaned by DGIC in return for which Dreyer’s, as the successor to DGIC, received a security interest in such Class A Shares. Certificates representing such Class A Shares are held in escrow by Dreyer’s subject to repayment of all outstanding principal and interest due under such loans.
          If you own Class A Shares acquired under DGIC’s Secured Stock Plan, you are eligible to exercise the Put Right and receive a payment equal to the difference between:
          •   the Purchase Price per Class A Share for all such Class A Shares acquired under the DGIC Secured Stock Plan; minus
          •   the outstanding principal and interest due under DGIC’s Secured Stock Plan; minus
          •   withholding for applicable taxes (such net payment, the “Secured Stock Payment”).
          Holders of Class A Shares who acquired such shares under the DGIC Secured Stock Plan and who wish to exercise the Put Right for such Class A Shares may do so, provided that they first contact Dreyer’s to request Dreyer’s to send such share certificates as well as the information as to the amount of the Secured Stock Payment to Mellon Investor Services. Upon receipt from the stockholder by Mellon Investor Services of a properly executed Letter of Transmittal and the information and certificate from Dreyer’s, such stockholders will receive the Secured Stock Payment, as well as a closing statement from Dreyer’s setting forth the calculation of the Secured Stock Payment.
          Please see “Treatment of Special Categories of Dreyer’s Securities – Exercising the Put Right for Class A Shares Acquired Under DGIC’s Secured Stock Plan” on page 47 for more information.

Dreyer’s Grand Ice Cream Holdings, Inc.
Attention: Leanne Pratt
5929 College Avenue
Oakland, California 94618
(510) 601-4343
I am a participant in the DGIC Stock Fund offered under the DGIC Savings Plan: Am I eligible to exercise the Put Right?
          No. The administrative committee (the “Administrative Committee”) of the Dreyer’s Grand Ice Cream, Inc. Stock Fund (the “Stock Fund”) which is offered under the Dreyer’s Grand Ice Cream, Inc. Savings Plan has advised Nestlé and Dreyer’s that holders of units in the Stock Fund do not hold title to any Class A Shares and, for the reasons described herein, the authority to exercise the Put Right for the Class A Shares held by the Stock Fund will be retained by the Administrative Committee. Please see “Treatment of Special Categories of Dreyer’s Securities – Treatment of Class A Shares Held by the DGIC Stock Fund” on page 48 for more information.
I still have not exchanged my DGIC common stock certificates: May I use these certificates to exercise the Put Right?
          Yes. If you hold a certificate for DGIC common stock and wish to exercise the Put Right, you should mark Box #4 on the Letter of Transmittal for delivering certificated shares and deliver the properly completed Letter of Transmittal together with the certificates for DGIC common stock.
Must I exercise the Put Right for all of my Class A Shares?
          No. The decision to exercise the Put Right with respect to your Class A Shares is at your individual discretion. Accordingly, you may exercise the Put Right for all, none or a portion of your Class A Shares during the First Put Period or the Second Put Period, if there is one.
What are the material United States federal income tax considerations with respect to my exercise of the Put Right?
          Sales of Class A Shares pursuant to the exercise of the Put Right and the exchange of Class A Shares for cash pursuant to the Short Form Merger will be taxable transactions for federal income tax purposes and may also be taxable under applicable state, local and other tax laws. Gain or loss will be capital gain or loss if the Class A Shares are held as capital assets by the stockholder. As individual tax situations differ, stockholders should consult with their individual tax and legal advisors concerning the tax treatment of the exercise of the Put Right. If you exercise your Put Right during the First Put Period, the Purchase Price for the Class A Shares will be paid to you in 2006 and Dreyer’s will record such purchase on its books as of the date of such payment. Dreyer’s will not make any such payment in 2005 nor will it record any purchase of Class A Shares in 2005. Please see “Miscellaneous Provisions Related to the Put Right, the Call Right and a Triggering Event – Material United States Federal Income Tax Consequences of the Purchase of Class A Shares” on Page 42 for more information.
Will the Class A Shares continue to trade on the Nasdaq National Market?
          The Class A Shares will continue to trade on the Nasdaq National Market until Nestlé owns 90% of the outstanding voting stock of Dreyer’s. At that time, all issued and outstanding Class A Shares will automatically be converted into Class B Shares, Nestlé will consummate the Short Form Merger and the listing of the Class A Shares on the Nasdaq National Market will be terminated.

What is the market value of my Class A Shares as of a recent date?
          On November 21, 2005, the reported closing price for the Class A Shares on the Nasdaq National Market was $82.52 per share. You should obtain a recent market quotation for the Class A Shares in deciding whether to exercise the Put Right for your Class A Shares. Please see “Certain Information Concerning Dreyer’s – Price Range of Class A Shares; Dividends” on page 49 for recent high and low sales prices for the Class A Shares.
To whom may I direct questions about the Put Right?
          This Notice of Put Right and associated information, including the accompanying Letter of Transmittal, are available via the Internet at www.dreyersinc.com, although the contents of the website other than this Notice of Put Right and the accompanying Letter of Transmittal are not incorporated by reference into this Notice of Put Right.
          If you have questions or need assistance, you should contact Mellon Investor Services, which is acting as Depositary Agent, Information Agent, Solicitation Agent and Transfer Agent for the Put Right, at the following address and telephone number:

Mellon Investor Services

A Mellon Financial CompanySM
By Telephone: 9 a.m. to 6 p.m. New York City time, Monday through Friday, except for bank holidays:
          From within the U.S., Canada or Puerto Rico:
                   1-888-256-2660 (Toll Free)
          From outside the U.S.:
                   1-201-329-8660 (Collect)
          For the hearing impaired:
                   TDD from within the U.S., Canada or Puerto Rico: 1-800-231-5469 (Toll Free)
                   TDD from outside the U.S.: 1-201-329-8354 (Collect)

By Mail Mellon Investor Securities LLC Reorganization Department P.O. Box 3301 South Hackensack, NJ 07606	By Overnight Courier Mellon Investor Securities LLC Reorganization Department Mail Prop – Reorg 480 Washington Blvd. Jersey City, NJ 07032	By Hand Mellon Investor Securities LLC Reorganization Department 120 Broadway, 13th Floor New York, NY 10271
By Facsimile Transmission (for Eligible Institutions only): (201) 680-4626
     Confirm by Telephone: (201) 680-4860